Exhibit 99.1

Diginex Signs MOU to Acquire Plan A (plana.earth) AI Platform Trusted by Chloe, BMW, Deutsche Bank, Visa and Trivago

Transaction aims to Create the World’s Most Comprehensive AI-Powered ESG and Carbon Management Platform

LONDON, December 02, 2025 – Diginex Limited (NASDAQ: DGNX), a leading provider of Sustainability RegTech and Data Management solutions, today announced the signing of a non-binding MOU for the acquisition of PlanA.earth GmbH (“Plan A”), one of Europe’s leading AI-powered carbon accounting and decarbonization platforms. This strategic all-share transaction will create a powerful, integrated end-to-end ESG and carbon management solution, enabling enterprises worldwide to measure, manage, and meaningfully reduce their environmental impact while meeting rising stakeholder expectations.

The proposed acquisition comes at a pivotal moment, as the global carbon management software market surges under regulatory momentum from the EU’s Corporate Sustainability Reporting Directive (CSRD) and the International Sustainability Standards Board (ISSB). Valued at approximately USD 16 billion in 2025 and projected to double to USD 32 billion by 2030 (15% CAGR), the market is expected to exceed USD 100 billion by 2032, fuelled by rising demand for Scope 3 transparency, AI-driven forecasting, and verifiable net-zero pathways. The MOU builds on Diginex’s recent expansion, including the acquisition of Matter DK ApS for advanced ESG analytics and strategic partnerships with leading advisory firms, meaning the combined company is positioned to capture this growth opportunity. On a pro forma basis, it targets accelerated revenue expansion from 2026 onward, driven by cross-selling synergies and an extended footprint across Europe, Asia-Pacific, and beyond.

“This acquisition represents a major leap forward in our mission to make sustainability simple, actionable, and valuable for businesses,” said Miles Pelham, Chairman of Diginex. “By combining Plan A’s best-in-class carbon accounting and decarbonization engine with our diginexESG platform and supply-chain transparency tools like diginexLUMEN, we are delivering the one of most comprehensive ESG and carbon management suite available today. Clients will benefit from a single, seamless solution that turns complex sustainability data into clear strategic advantage.”

Plan A, founded in 2017 and headquartered in Berlin, brings a certified SaaS platform compliant with the Greenhouse Gas Protocol and Science Based Targets initiative (SBTi). Trusted by 1,500 clients worldwide, with customers including Chloé, BMW, Deutsche Bank, Visa, and Trivago, Plan A delivers cutting-edge AI solutions, such as Gaia AI, to streamline Scope 1, 2, and 3 emissions calculations, enable science-based target setting, and advance decarbonization strategies.

The combined offering will provide automated data collection through flexible APIs, granular emissions dashboards and audit-ready reporting. This deep integration enhances Diginex’s existing capabilities in supply-chain risk assessment, worker voice collection via diginexAPPRISE, and AI-driven advisory services—creating a holistic platform that drives decarbonization across operations and value chains.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Plan A (plana.earth)

Plan A is Europe’s leading corporate carbon accounting, decarbonization, and ESG reporting software provider. Certified by TÜV Rheinland and B Corp, its AI-powered platform helps thousands of businesses automate emissions management and achieve science-based net-zero goals.

For more information, please visit the Company’s website: www.plana.earth.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global